As filed with the Securities and Exchange Commission on September 21, 2005
Registration Statement No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

XO Communications, Inc.
(Exact name of Registrant as specified in its charter)

Delaware	4813	54-1983517
(State or other jurisdiction of incorporation or organization of registrant)	(Primary Standard Industrial Classification Code Number of the registrant)	(I.R.S. Employer Identification No.)
11111 Sunset Hills Road
Reston, Virginia 20190
(703) 547-2000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Simone Wu, Esq.
Vice President, Acting General Counsel
XO Communications, Inc.
11111 Sunset Hills Drive
Reston, Virginia 20190
(703) 547-2000
(Name, address, including zip code, and telephone number, including area code, of agent for service of the registrant)

Copy to:
Bruce R. Kraus, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019
(212) 728-8000

     Approximate date of commencement of proposed sale to public: The effective date of this Registration Statement.

     If the only securities being registered on this Form are to be offered pursuant to dividend or interest reinvestment plan, please check the following box.    ☐
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☑

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.    ☐
CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum	Amount of
Title of Each Class Of	Amount to be	Offering Price	Aggregate	Registration
Securities To Be Registered	Registered(1)	Per Unit(2)(3)	Offering Price(2)(3)	Fee(2)(3)

Common Stock, $0.01 par value per share	45,380,000	$2.94	$133,417,200.00	$15,703.21

Total				$15,703.21

(1)	In the event of a stock split, stock dividend or similar transaction, involving the registrant’s common stock, in order to prevent dilution, the number of shares of common stock registered shall automatically increase to cover the additional shares in accordance with Rule 416 under the Securities Act, as amended.

(2)	The proposed maximum offering price per unit will be determined from time to time by the selling shareholder in connection with its sale of the common stock registered hereunder.

(3)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, based on the average of the high and low reported sales price per share of our common stock on September 15, 2005.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling shareholder may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated September 21, 2005
XO Communications, Inc.
45,380,000 Shares of Common Stock, $0.01 par value
        The shares of our common stock covered by this prospectus may be offered and sold to the public by the Allegiance Liquidating Trust, as selling shareholder, from time to time, in one or more offerings. We will not receive any proceeds from such resales.
      Our common stock is quoted on the Nasdaq over-the-counter bulletin board at www.otcbb.com and in the Pink Sheets at www.pinksheets.com, under the symbol “XOCM.OB,” but is not listed on any national or regional securities exchange or quoted through NASDAQ. On September 19, 2005, the last reported sale price for our common stock on the OTCBB was $2.78 per share.
      The information contained in this information prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus.
      In this prospectus, “XO”, “we”, “us”, “our” and “Company” each refers to XO Communications, Inc., a Delaware corporation.
      Neither the Securities and Exchange Commission nor any state securities regulators has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
      Investing in our Common Stock involves risks. We urge you to carefully read the “Risk Factors” section beginning on page 2 before you make any investment decision.
The date of this prospectus is                     , 2005

PROSPECTUS SUMMARY
      This summary highlights information contained elsewhere in this prospectus. We urge you to read the entire prospectus, including “Risk Factors,” and the information contained in the public documents that we have filed with the Securities and Exchange Commission.
Our Company
      We are a leading facilities-based, competitive telecommunications services provider that delivers a comprehensive array of telecommunications services to business customers. We provide our services, including local and long distance voice, Internet access, private data networking and hosting services, through our national telecommunications network, which consists of more than 9,000 metro route miles of fiber optic lines connecting 953 unique incumbent telecommunications carrier, or ILEC, end-office collocations in 37 U.S. cities. In addition, we own licenses to deliver telecommunications services via local, multipoint distribution service, or LMDS, wireless spectrum in all of the largest U.S. cities. We market our services primarily to business customers, ranging from small and medium businesses to Fortune 500 companies to carrier and wholesale customers. Our services offer an effective telecommunications solution for nearly any business, and our national telecommunications network is particularly advantageous to multi-location businesses that desire to improve communications among their locations, whether within a single metropolitan area or across the country.
The Selling Shareholder
      In connection with our acquisition of substantially all of the assets of Allegiance Telecom, Inc. in June 2004, certain of Allegiance’s bankruptcy creditors formed the Allegiance Telecom Liquidating Trust to, among other things, sell up to 45,380,000 shares of XO common stock issued by XO to the Allegiance Telecom Liquidating Trust as a part of the purchase price in that acquisition. We have granted the Allegiance Telecom Liquidating Trust rights to require us to register such shares of our common stock for resale on a continuous basis over a period of three years until the shares have been sold by the Allegiance Telecom Liquidating Trust or until the shares may be sold pursuant to an available exemption to the Securities Act of 1933. These shares are being registered under this registration statement.
Recent Events
      In May 2005, we retained Jefferies & Company, Inc. (“Jefferies”) to assist us in exploring our strategic alternatives, including a potential sale of our wireline telecommunications business. Subsequently, we have received indications of interest from a number of parties interested in pursuing these strategic alternatives with us. The proceeds of any such transaction will be used to repay our outstanding long-term debt and to offer to redeem our outstanding preferred stock and to fund the development and expansion of our LMDS fixed-wireless broadband services business.

RISK FACTORS
      You should carefully consider the following risk factors and other information included in this prospectus. Certain of these risks could materially and adversely affect our business, financial condition, results of operations and prospects, which could in turn materially and adversely affect the price of the Common Stock.
Risks Related to Our Common Stock

An entity owned and controlled by Mr. Carl C. Icahn is our majority stockholder.
      An entity owned and controlled by Mr. Carl C. Icahn, Chairman of our board of directors, beneficially owned approximately 61% of our voting stock. As a result, Mr. Icahn has the power to elect all of our directors. Under applicable law and our certificate of incorporation and by-laws, certain actions cannot be taken without the approval of holders of a majority of our voting stock including, without limitation, mergers and the sale of substantially all of our assets and amendments to our certificate of incorporation and by-laws.

Future sales or issuances of our common stock could adversely affect its price and/or our ability to raise capital.
      Future sales of substantial amounts of our common stock, including the share offered for resale by selling shareholders under this Prospectus, or the perception that such sales could occur, could adversely affect the prevailing market price of our common stock and our ability to raise capital.
      As of August 8, 2005, there were 181,933,035 shares of our common stock outstanding. The shares of our common stock owned by an entity owned and controlled by Mr. Icahn are restricted shares that may be sold only under a registration statement or an exemption from federal securities registration requirements. Mr. Icahn, through various entities that he owns or controls, has the right to require XO to register, under the Securities Act of 1933, shares of common stock held by such entities and to include shares of our common stock held by them in certain registration statements filed by XO. In addition, as of August 8, 2005, there were shares of our 6% Class A Convertible Preferred Stock outstanding that are convertible into up to 45.6 million shares of our common stock held by affiliates of Mr. Icahn and by affiliates of Amalgamated Gadget, L.P., holder of approximately 9% of our outstanding common stock. These shares of our convertible preferred stock are convertible based upon a conversion price of $4.62 per share. Mr. Icahn and Amalgamated Gadget have the right to require XO to register, under the Securities Act of 1933, shares of common stock issuable upon conversion of the shares of preferred stock held by such entities and to include such shares of our common stock in certain registration statements filed by XO.
      We have issued and there remain outstanding three series of warrants to purchase up to an aggregate of approximately 9.5 million, 7.1 million and 7.1 million additional shares of our common stock, at exercise prices of $6.25, $7.50 and $10.00 per share, respectively. The warrants will expire on January 16, 2010.
      As of June 30, 2005, we have options outstanding to purchase approximately 9.5 million shares of common stock, of which 4.2 million are exercisable. Unless surrendered or cancelled earlier under the terms of the stock incentive plan, those options will expire beginning in 2013. In addition, as of June 30, 2005, our 2002 Stock Incentive Plan authorized future grants of options to purchase common stock, or awards of restricted common stock, with respect to an additional 7.9 million shares of common stock in the aggregate.

Risks Related to Liquidity, Financial Resources and Capitalization

The covenants in our Credit Agreement restrict our financial and operational flexibility, which could have an adverse affect on our results of operations.
      Our Credit Agreement contains covenants that restrict, among other things, the amount of our capital expenditures, our ability to borrow money, grant additional liens on our assets, make particular types of investments or other restricted payments, sell assets or merge or consolidate. A company controlled by Mr. Carl Icahn holds more than 90% of the principal amount of the loans outstanding under the Credit Agreement. Because amendments to or waivers of covenants under the Credit Agreement generally require the approval or consent of holders of only a majority of the outstanding principal amount under the Credit Agreement, decisions whether to amend or waive compliance with such covenants by the holders of loans under the Credit Agreement can be made by Mr. Icahn, whether or not the other holders agree.
      Our Credit Facility includes a financial covenant requiring us to maintain minimum earnings before interest, taxes, depreciation, and amortization, or EBITDA, for the twelve-month period ending each fiscal quarter. We were required to achieve a minimum consolidated EBITDA of not less than $135.0 million for the twelve-month period ended June 30, 2005. In May 2005, we obtained a waiver of compliance with the minimum consolidated EBITDA covenant (the “Waiver”) contained in the Credit Facility through December 31, 2006. The waiver was obtained from the affiliate of Mr. Icahn which holds a majority of the Company’s loans outstanding under that agreement. In connection with the waiver, XO agreed that in the event of a sale of the Company and in the event of other significant sale or divestiture transactions, it will prepay all amounts outstanding under the Credit Facility in cash and offer to repurchase outstanding shares of XO’s preferred stock at their liquidation value accrued through the date of redemption for cash or, in certain events, securities. The affiliate of Mr. Icahn which holds a majority of such Preferred Stock agreed to accept that offer, to the extent it consists of cash.
      In the event that the Company is not in compliance with the minimum consolidated EBITDA covenant when the waiver expires, there can be no guarantee that the Company will be able to obtain another waiver. The security for the Credit Agreement consists of substantially all of the assets of XO and our subsidiaries. A default under the Credit Agreement could adversely affect our rights under other commercial agreements.

We may not prevail in our $50 million claim against the Allegiance Telecom Liquidating Trust, and we may not be successful in defending ourselves from the Allegiance Telecom Liquidating Trust’s counterclaim against us.
      In August 2004, XO filed an administrative claim against the Allegiance Telecom Liquidating Trust, or ATLT, the successor to the assets and liabilities of Allegiance Telecom, Inc. that we did not acquire. We have claimed that we are entitled to approximately $50 million in damages related to a variety of actions taken by Allegiance and the ATLT. The ATLT filed a counterclaim against us in November 2004 seeking damages of approximately $100 million. The case went to trial on May 2, 2005 and has not yet been decided. After the trial, the ATLT reduced its counterclaim to approximately $27.2 million. We have pursued our claims against the ATLT, and we have disputed the ATLT counterclaim as being frivolous and without merit. There can be no assurance, however, that we will be successful in recovering the damages to which we believe we are entitled, or that we will successfully defend ourselves against the ATLT counterclaim, in which case our financial condition and results of operations could be materially and adversely affected.

We incurred a net loss in the past and, in the near term, may not generate funds from operations sufficient to meet all of our cash requirements.
      For each period since inception, we have incurred net losses. For the year ended December 31, 2004, and for the six months ended June 30, 2005, we posted a net loss attributable to common stockholders of approximately $410.5 million and approximately $72.4 million, respectively. In the near term, we expect to use cash to fund our ongoing capital expenditure requirements.

We may not realize the network synergies that we estimate in connection with the acquisition of the Allegiance assets.
      While we have been successful in realizing many of the network synergies that we estimated were achievable in connection with the acquisition of the Allegiance assets, and we are confident that we will achieve additional synergies, it is possible that our estimates could prove to be incorrect. For example, we may discover during the process of further integrating the Allegiance assets into our network and business infrastructures that some of the acquired assets require greater maintenance or earlier replacement than originally anticipated. In addition, unanticipated growth in our business as a result of the acquisition of the Allegiance assets may require that some facilities or support functions that we currently anticipate will be combined or reduced may be necessary to retain for us to maintain our operations. The synergies that we anticipate to realize are also dependent on our ability to combine the Allegiance assets with our own network infrastructure in a manner that permits us to realize those synergies. If we have not estimated the potential synergies correctly, or if we are not able to integrate the Allegiance assets into our network infrastructure effectively, we may not realize any further network synergies in connection with the acquisition of the Allegiance assets, or such synergies may take longer to realize.
Risks Related to Our Operations

The failure of our operations support systems, including the systems for sales tracking, order entry and provisioning, and billing, to perform as we expect could impair our ability to retain customers and obtain new customers, or provision their services, or result in increased capital expenditures, which would adversely affect our revenues or capital resources.
      Our operations support systems are an important factor in our operations. Critical information systems used in daily operations perform sales and order entry, provisioning, billing and accounts receivable functions, and cost of service verification and payment functions, particularly with respect to facilities leased from ILECs. Although we have integrated some systems with respect to the products and customers we acquired from Allegiance Telecom, Inc. we do maintain separate systems for XO and Allegiance in several key areas, such as provisioning. If any of these systems fail or do not perform as expected, or if we fail to coordinate our remaining separately-existing Allegiance and XO systems, such failures would impact our ability to process orders and provision sales, and to bill for services efficiently and accurately, which could, in turn, cause us to suffer customer dissatisfaction, loss of business or the inability to add new customers or additional services to existing customers in a timely basis, any of which would adversely affect our revenues. In addition, system failure or performance issues could impact our ability to effectively audit and dispute invoicing and provisioning data provided by service providers from whom we lease facilities.
      Our Disaster Recovery framework to control and address systems risks is not fully redundant, and we may incur the costs, delays and customer complaints associated with system failures. In addition, our ability to efficiently and accurately provision new orders for services on a timely basis is necessary for us to begin to generate revenue related to those services. We have experienced, and may continue to experience, delays and related problems in processing service orders, provisioning sales and billing in connection with the transition to these new systems. If the delays or related problems continue, or if any unforeseen problems emerge in connection with our migration to the new provisioning software and systems, delays and errors may occur in the provisioning process, which could significantly increase the time until an order for new service can begin to generate revenue, which could have a material adverse effect on our operations.

Our rights to the use of the unlit capacity that make up our network may be affected by the financial health of our fiber providers.
      We possess the right to use the unlit capacity that is included in our network, particularly in our intercity network, through long-term leases or indefeasible right of use agreements. A bankruptcy or financial collapse of one of these fiber providers could result in a loss of our rights under such leases and agreements with the provider, which in turn could have a negative impact on the integrity of our network, our ability to expand the capacity of our network as our business grows, and ultimately on our results of operations. For example, we lease or have indefeasible rights of use on networks owned and maintained by Level 3. If Level 3 were to encounter severe financial difficulties, we may not be able to maintain or protect our rights in important components of our intercity network. In such an event, there can be no assurance that we will be able to lease comparable strands of unlit capacity if we are not able to retain our rights to use the existing unlit capacity we have obtained from Level 3, nor that we will be able to lease such strands from another provider at competitive or economical rates.

We may not be able to continue to connect our network to the ILEC’s network or maintain Internet peering arrangements on favorable terms, which would impair our growth and performance.
      We are required to be a party to interconnection agreements with the ILECs in order to connect our customers to the Public Switched Telephone Network, or PSTN. If we are unable to renegotiate or maintain interconnection agreements in all of our markets on favorable terms, it could adversely affect our ability to provide services in the affected markets.
      Peering agreements with Internet Service Providers, or ISPs, allow us to access the Internet and exchange traffic with these providers. Depending on the relative size of the providers involved, these exchanges may be made without settlement charge. Recently, many ISPs that previously offered peering have reduced or eliminated peering relationships or are establishing new, more restrictive criteria for peering and an increasing number of these ISPs are seeking to impose charges for transit. Increases in costs associated with Internet and exchange transit could have an adverse effect on our margins for our services that require Internet access. We may not be able to renegotiate or maintain peering arrangements on favorable terms, which would impair our growth and performance.

We may not be able to successfully extend the termination date of our LMDS licenses for New York City and the surrounding vicinity.
      Our licenses to use the wireless point-to-point LMDS spectrum for the geographic region that includes New York City are currently scheduled to expire in 2006. Although we have filed applications to extend the deadlines for the expiration of those licenses, there can be no assurance that we will be successful in extending the expiration date of our LMDS licenses in New York City beyond 2006. If we are not successful in extending the expiration date of those licenses, the value would be impaired, and we would adjust our asset balance. In addition, we would not be able to develop our wireless, point-to-point solutions in that market, which could either require us to expend resources to obtain alternative spectrum or curtail our opportunity for developing wireless, point-to-point last mile connectivity in that market.

We depend on a limited number of third party service providers for the performance of selected business operations, and if any such third party service providers were to experience significant interruptions in their business operations, or were to otherwise cease to provide such services, our operations could be materially and adversely affected.
      We depend on a limited number of third party service providers for the performance of several our business operations, including payroll and billing services. If any of these third party providers were to experience significant interruptions in their business operations, terminate their agreements with us, or fail to perform the services required under the terms of our contracts with them, our own processing could be materially and adversely affected for a period of time that we cannot predict. There can be no assurance that we would be able to locate alternative providers of such services, or that we could do so at economical rates.

We may be unable to adequately protect our intellectual property or rights to licenses for use of third-party intellectual property, and may be subject to claims that we infringe the intellectual property of others, which could substantially harm our business.
      We rely on a combination of patents, copyrights, and other proprietary technology that we license from third parties. We have been issued several United States and foreign trademarks and may consider filing for additional trademarks in the future. We have also been issued one United States patent and may consider filing for additional patents in the future. However, we cannot assure you that any additional patents or trademarks will issue or that our issued patent or trademarks will be upheld in all cases. We cannot guarantee that these and other intellectual property protection measures will be sufficient to prevent misappropriation of our trademark or technology or that our competitors or licensors will not independently develop technologies that are substantially equivalent to or superior to ours. In addition, the legal systems in many other countries do not protect intellectual property rights to the same extent as the legal system of the United States. If we are unable to adequately protect our proprietary interests and business information or our present license arrangements, our business, financial condition and results of operations could be adversely affected. Further, the dependence of the telecommunications industry on proprietary technology has resulted in frequent litigation based on allegations of the infringement of patents and other intellectual property. In the future, we may be subject to litigation to defend against claimed infringement of the rights of others or to determine the scope and validity of the proprietary rights of others. Future litigation also may be necessary to enforce and protect our trade secrets and other intellectual property rights. Any intellectual property litigation could be costly and cause diversion of our management’s attention from the operation of our business. Adverse determinations in any litigation could result in the loss of proprietary rights, subject us to significant liabilities or require us to seek licenses from third parties that may be available on commercially reasonable terms, if at all. We could also be subject to court orders preventing us from providing certain services in connection with the delivery of our services to our customers.

We experience turnover among our experienced and trained employee base, which could result in our inability to continue performing certain functions and completing certain initiatives in accordance with our existing budgets and operating plans.
      We depend on the performance of our executive officers and key sales, engineering, and operations personnel, many of whom have significant experience in the telecommunications industry and substantial tenures with either our company or that of one of the companies that we have acquired. We experience turnover among our employees as a whole, and if we are not able to retain our executive officers or other key employees, we could experience a material and adverse effect on our financial condition and results of operations. In addition, in spite of the recent downturn in the U.S. economy, recruitment and retention of qualified employees remain highly competitive, and there can be no assurance that, if we lose one or more of our senior executives or key employees, we will be able to replace those persons, or, if we are able to replace such persons, that we will be able to do so without incurring significant additional labor costs or disruptions in our operations.

Several customers account for a significant portion of our revenue, and some our customer agreements may not continue due to bankruptcies, acquisitions, nonrenewal, or other factors.
      We have substantial business relationships with large telecommunications carriers for whom we provide long distance and local transport services. The highly competitive environment and the industry consolidation in the long distance and wireless markets has challenged the financial condition and growth prospects of some of our carrier customers, and has caused such carrier customers to optimize the telecommunications capacity that they utilize among competing telecommunications services providers’ networks, including ours. Replacing this revenue may be difficult because individual enterprise and small and medium business customers tend to place smaller service orders than our larger carrier customers. In addition, pricing pressure on products that we sell to our carrier customers may challenge our ability to grow revenue from carrier customers. As a result, if our larger carrier customers terminate the services they receive from us, our revenues and results of operations could be materially and adversely affected.

Risks Related to Competition and Our Industry

Technological advances and regulatory changes are eroding traditional barriers between formerly distinct telecommunications markets, which could increase the competition we face and put downward pressure on prices, which could impair our results.
      New technologies, such as Voice over Internet Protocol, or VoIP, and regulatory changes — particularly those permitting ILECs to provide long distance services — are blurring the distinctions between traditional and emerging telecommunications markets. In addition, the increasing importance of data services has focused the attention of most telecommunications companies on this growing sector. As a result, a competitor in any of our business areas is potentially a competitor in our other business areas, which could impair our prospects, put downward pressure on prices and adversely affect our operating results.

The telecommunications industry is highly competitive, and has experienced the consolidation of many existing competitors and the introduction of significant new competitors.
      The communications industry is highly competitive. Many of our competitors generate significantly greater revenue, and possess significantly greater assets and financial resources than we do. In addition, if the business combinations involving SBC Communications, Inc. and AT&T Corporation, and Verizon Communications, Inc. and MCI, Inc. that have been announced to date are consummated, those businesses as combined will enable SBC and Verizon to offer the same or similar network reach as we do, and enable those companies to more effectively target the potential customers that are the focus of our business. This competition places downward pressure on prices for local and long distance telephone service and data services, which can adversely affect our operating results. Also, as the technology to deliver VoIP services is improved, more companies will be able to compete with us in our metro markets without constructing or acquiring PSTN assets in those markets. In addition, we could face competition from other companies, such as other competitive carriers, cable television companies, microwave carriers, wireless telephone system operators and private networks built by large end-users. We are much smaller in size and resources than many of our competitors. If we are not able to successfully compete against our larger competitors and the new entrants into the telecommunications market, our financial condition and results of operations could be materially and adversely affected.

Our company and industry are highly regulated, which restricts our ability to compete in our target markets and imposes substantial compliance costs on us that adversely impact our results.
      We are subject to varying degrees of regulation from federal, state and local authorities. This regulation imposes substantial compliance costs on us. It also restricts our ability to compete. For example, in each state in which we desire to offer our services, we are required to obtain authorization from the appropriate state commission. If any required authorization for any of our markets or services is revoked or otherwise terminated, our ability to operate in the affected markets would be adversely affected.

Attempts to limit the basic competitive framework of the Telecom Act could interfere with the successful implementation of our business plan.
      Successful implementation of our business plan is predicated on the assumption that the basic framework for competition in the local exchange services market established by the Telecom Act will remain in place. We expect that there will be attempts to limit or eliminate this basic framework through a combination of federal legislation, new rulemakings by the FCC and ILEC challenges to existing and proposed regulations. It is not possible to predict the nature of any such action or its impact on our business and operations.

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION
      Some statements and information contained in this Prospectus are not historical facts, but are “forward-looking statements,” as such term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by the use of forward-looking terminology such as “believes,” “expects,” “plans,” “may,” “will,” “would,” “could,” “should,” or “anticipates” or the negative of these words or other variations of these words or other comparable words, or by discussions of strategy that involve risks and uncertainties. Such forward-looking statements include, but are not limited to, statements regarding:

•	our services, including the development and deployment of data products and services based on IP, Ethernet and other technologies and strategies to expand our targeted customer base and broaden our sales channels;

•	the operation of our network, including with respect to the development of IP protocols;

•	liquidity and financial resources, including anticipated capital expenditures, funding of capital expenditures and anticipated levels of indebtedness; and

•	trends related to and expectations regarding the results of operations in future periods, including but not limited to those statements set forth in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” below.
      All such forward-looking statements are qualified by the inherent risks and uncertainties surrounding expectations generally, and also may materially differ from our actual experience involving any one or more of these matters and subject areas. The operation and results of our business also may be subject to the effect of other risks and uncertainties, in addition to the relevant qualifying factors identified in the above “Risk Factors” section and elsewhere in this prospectus and in the documents incorporated by reference in this prospectus, including, but not limited to:

•	general economic conditions in the geographic areas that we are targeting for communications services;

•	the ability to achieve and maintain market penetration and average per customer revenue levels sufficient to provide financial viability to our business;

•	the quality and price of similar or comparable communications services offered or to be offered by our current or future competitors; and

•	future telecommunications-related legislation or regulatory actions.
      Many factors mentioned in our discussion in this prospectus will be important in determining future results. Consequently, no forward-looking statement can be guaranteed. Actual future results may vary materially.
      We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any additional disclosures we make in our Forms 10-K, 10-Q and 8-K reports to the Commission. Also note that we provide a cautionary discussion of risks and uncertainties under “Risk Factors” on page 2 of this prospectus. These are factors that we think could cause our actual results to differ materially from expected results. Other factors besides those listed here could also adversely affect us.
USE OF PROCEEDS
      We will not directly receive any proceeds from the sale of the shares of our common stock by the Allegiance Liquidating Trust under this prospectus. XO holds trust certificates in the Allegiance Telecom Liquidating Trust issued in respect of approximately $92.5 million in aggregate principal amount of Allegiance Telecom, Inc. unsecured debt securities held by XO at the time of Allegiance Telecom, Inc.’s Chapter 11 bankruptcy proceedings. These trust certificates represent XO’s right to receive a portion of any distribution of assets made by the ATLT, including the distribution of proceeds of the sale of the XO shares of common stock registered hereby. As of June 30, 2005, XO valued its beneficial interest in the ATLT at approximately $26 million, a substantial portion of which is attributable to the proceeds of this offering.
PRICE AND RELATED INFORMATION CONCERNING REGISTERED SHARES
      Our common stock trades on the OTCBB and in the Pink Sheets under the symbol “XOCM.OB”. It began trading shortly after the first distribution of common stock pursuant to our Plan of Reorganization on January 16, 2003. Our common stock is not currently eligible to be listed on the Nasdaq National Market, but we intend to apply for listing in the event that it becomes eligible. However, there can be no assurance that our common stock will become eligible or, if eligible, that our application for listing will be accepted for the Nasdaq National Market. On September 19, 2005, the last reported sale price for our common stock was $2.78 per share. See also “Risks Related to Our Common Stock” on page 2 of this prospectus.
      As of September 15, 2005, there were 71 stockholders of record and 181,933,035 shares of our common stock outstanding. The following table shows, for the periods indicated, the high and low closing bid prices for our common stock as reported by the OTCBB.

	2005		2004		2003

	High	Low	High	Low	High	Low

First Quarter	$3.39	$2.30	$7.90	$4.98	$4.00	$0.35
Second Quarter	$3.09	$1.75	$5.70	$3.33	$7.80	$3.90
Third Quarter			$4.00	$3.16	$8.33	$5.60
Fourth Quarter			$3.62	$2.67	$5.80	$4.97
DIVIDEND POLICY
      We have never declared or paid any cash dividends on our common stock and do not intend to declare or pay any cash dividends on our common stock. Covenants within our Credit Agreement restrict our ability to pay cash dividends on our capital stock.
SELLING SHAREHOLDER
      The prospectus supplement for any offering of common stock by the Allegiance Telecom Liquidating Trust, or ATLT, will include the following information:

•	the number of shares of common stock then held by the ATLT;

•	the number of shares of common stock being offered by the ATLT; and

•	the number of shares (and, if one percent or more, the percentage) of common stock to be owned by the ATLT after completion of the offering.
      The table below presents certain information regarding the beneficial ownership of our common stock outstanding as of September 15, 2005 by the ATLT.

Shares Owned After the
Shares owned Prior to any Offering			Completion of the Offering(s)
under this Prospectus		Maximum Number of	under this Prospectus(1)
Shares Being Sold Under
Number	Percentage(2)	this Prospectus	Number	Percentage(2)

45,380,000	24.9%	45,380,000	0	0.0%

(1)	Assuming that the ATLT sells the maximum number of shares registered under this prospectus.

(2)	Under the rules of the Securities and Exchange Commission, a person is deemed to be the beneficial owner of a security if such person, directly or indirectly, has or shares the power to vote or direct the voting of such security or the power to dispose or direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities if that person has the right to acquire beneficial ownership within 60 days after October 14, 2005. Accordingly, more than one person may be deemed to be a beneficial owner of the same securities. Unless otherwise indicated by footnote, the named individuals have sole voting and investment power with respect to the shares of our common stock beneficially owned. We do not know when or in what amounts the ATLT may offer shares for sale. The ATLT might not sell any or all of the shares offered by this prospectus. Because the ATLT may offer all or some of the shares pursuant to this prospectus, we cannot estimate the number of the shares that will be held by the ATLT after completion of any offering. For purposes of this table only, we have assumed that, after completion of the offering, none of the shares covered by this prospectus will be held by the ATLT.

      The ATLT was formed by certain of Allegiance’s creditors in connection with our acquisition of Allegiance, and the shares held by the trust are being registered under this registration statement.

PLAN OF DISTRIBUTION
      We are registering the shares of common stock on behalf of the Allegiance Liquidating Trust as selling shareholder. For purposes of this plan of distribution, a selling shareholder also includes any donee, pledge, transferee or other successor-in-interest selling shares received after the date of this prospectus from the selling shareholder as a gift, pledge, partnership distribution or other non-sale related transfer. All costs, expenses and fees in connection with the registration of the shares offered by this prospectus will be borne by us, other than brokerage commissions and similar selling expenses, if any, attributable to the sale of shares which will be borne by the selling shareholders. Sales of shares may be effected by selling shareholder from time to time in one or more types of transactions (which may include block transactions) in the over-the-counter market (or on the Nasdaq National Market, if our shares are then listed on such market), in negotiated transactions, through put or call options transactions relating to the shares, through short sales of shares, or a combination of these methods of sale, at market prices prevailing at the time of sale, or at negotiated prices. These transactions may or may not involve brokers or dealers. The selling shareholder has advised us that it has not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of its securities, nor is there an underwriter or coordinated broker acting in connection with the proposed sale of shares by the selling shareholder.
      The selling shareholder may enter into hedging transactions with broker-dealers or other financial institutions. In connection with these transactions, broker-dealers or other financial institutions may engage in short sales of the shares or of securities convertible into or exchangeable for the shares in the course of hedging positions they assume with selling shareholders. The selling shareholder may also enter into options or other transactions with broker-dealers or other financial institutions which require the delivery to these broker-dealers or other financial institutions of shares offered by this prospectus, which shares these broker-dealer or other financial institution may resell pursuant to this prospectus (as amended or supplemented to reflect such transaction).
      The selling shareholder may make these transactions by selling shares directly to purchasers or to or through broker-dealers, which may act as agents or principals. These broker-dealers may receive compensation in the form of discounts, concessions or commissions from selling shareholder and/or the purchasers of shares for whom these broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).
      The selling shareholder and any broker-dealers that act in connection with the sale of shares may be “underwriters” within the meaning of Section 2(11) of the Securities Act, and any commissions received by these broker-dealers or any profit on the resale of the shares sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act. The selling shareholder may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act.
      Because selling shareholders may be “underwriters” within the meaning of Section 2(11) of the Securities Act, the selling shareholder may be subject to the prospectus delivery requirements of the Securities Act. We have informed the selling shareholder that the anti-manipulative provisions of Regulation M promulgated under the Exchange Act may apply to their sales in the market.
      The selling shareholder also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of Rule 144.
      Upon us being notified by a selling shareholder that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing:

•	the name of each such selling shareholder and of the participating broker-dealer(s);

•	the number of shares involved;

•	the initial price at which such shares were sold;

•	the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable;

•	that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

•	other facts material to the transactions.
      In addition, upon us being notified by a selling shareholder that a donee, pledge, transferee or other successor-in-interest intends to sell more than 500 shares, a supplement to this prospectus will be filed.
LEGAL MATTERS
      The validity of the common stock offered in this registration statement on Form S-3 will be passed upon for us by Willkie Farr & Gallagher LLP, New York, New York.
EXPERTS
      The consolidated financial statements and schedule of XO Communications, Inc. (XO), as of December 31, 2004 and 2003, and for the year ended December 31, 2004, the period from January 1, 2003 to December 31, 2003 (XO period) and for the portion of January 1, 2003, related to Predecessor XO’s reorganization gain (Predecessor XO period), and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm (KPMG), incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.
      KPMG’s report on management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting as of December 31, 2004, contains an explanatory paragraph indicating that on June 23, 2004, XO completed the acquisition of all of the telecommunications services assets of Allegiance Telecom, Inc. (Allegiance), and management excluded from its assessment of the effectiveness of XO’s internal control over financial reporting as of December 31, 2004, Allegiance’s internal control over financial reporting associated with total revenues of approximately $217.2 million included in the consolidated financial statements of XO for the year ended December 31, 2004. KPMG’s audit of internal control over financial reporting of XO also excluded an evaluation of Allegiance’s internal control over financial reporting.
      KPMG’s report on the consolidated financial statements contains an explanatory paragraph indicating that, as discussed in note 20 of the consolidated financial statements, on January 16, 2003, XO Communications, Inc. emerged from bankruptcy. The consolidated financial statements of XO reflect the impacts of adjustments to reflect the fair value of assets and liabilities under fresh start reporting, which was applied effective January 1, 2003. As a result, the consolidated financial statements of XO are presented on a different basis than those of Predecessor XO and, therefore, are not comparable in all respects.
      The consolidated financial statements of XO Communications, Inc. for the year ended December 31, 2002 appearing in XO Communications, Inc.’s annual report on Form 10-K for the year ended December 31, 2004 (including the schedule appearing therein), have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
      This prospectus is part of a registration statement on Form S-3 that was filed with the Securities and Exchange Commission. This prospectus does not contain all of the information set forth in the registration statement. Some items may have been omitted from the prospectus as permitted by the rules and regulations of the Securities and Exchange Commission. You should refer to the registration statement and its accompanying exhibits for further information with respect to the Company as the provisions of any contract, agreement or other document discussed herein are summaries of the material terms of such contracts, agreements or other documents and are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the registration statement, please refer to the exhibit for a more complete description of the matter involved.
      We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended or the Exchange Act, and, in accordance therewith, file reports and other information with the Commission. Our reports and other information we file can be inspected and copied at the Public Reference Section of the Commission located at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of these materials can be obtained from the Public Reference Section of the SEC at prescribed rates. Please call the Commission at 1-800-SEC-0330 for more information on the Public Reference Section. The Commission maintains a web site at www.sec.gov that contains reports, proxy and information statements and other information on a delayed basis regarding registrants, including us, that file electronically with the Commission.
      We also post our most recent Exchange Act filings on our website at www.xo.com.
      Quotations for our common stock under the symbol “XOCM.OB” are available at www.OTCBB.com on the Nasdaq over-the-counter bulletin board and in the Pink Sheets at www.pinksheets.com.
      YOU MAY REQUEST A COPY OF OUR FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, AT NO COST, OR AT WWW.SEC.GOV, OR BY WRITING OR TELEPHONING US AT THE FOLLOWING ADDRESS:
XO Communications, Inc.
11111 Sunset Hills Road
Reston, Virginia 20190
Attn: Acting General Counsel
Telephone: (703) 547-2000
      You should rely only on the information contained in this prospectus or that we have specifically referred you to. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of those documents.
INCORPORATION OF DOCUMENTS BY REFERENCE
      The following, each of which was previously filed by XO with the SEC pursuant to Section 13 of the Exchange Act, are incorporated by reference: (a) XO’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004; (b) XO’s Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31 and June 30, 2005; (c) XO’s Proxy Statement on Schedule 14A filed with the SEC on May 4, 2005; and (d) XO’s Current Report on Form 8-K filed on June 8, 2005.
      All documents filed by XO pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering made hereby shall be deemed to be incorporated by reference herein and to be a part hereof from the date of the filing of such reports and documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.
      XO will provide without charge to each person to whom a Prospectus is delivered, upon written or oral request of such person, a copy of any document incorporated herein by reference (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the documents that this Prospectus incorporates). Requests for such copies should be directed to:
XO Communications, Inc.
11111 Sunset Hills Road
Reston, Virginia 20190
Attn: Acting General Counsel
Telephone: (703) 547-2000

ITEM 11.	Material Changes
(b)(i) PRO FORMA FINANCIAL INFORMATION
      The following Unaudited Pro Forma Combined Condensed Statement of Operations of XO for the year ended December 31, 2004 give effect to the acquisition of substantially all of the assets and liabilities of Allegiance Telecom, Inc. (the Acquired Businesses) on June 23, 2004, and the convertible preferred stock issuance on August 8, 2004. The Unaudited Pro Forma Combined Condensed Statement of Operations for the year ended December 31, 2004 assumes the Acquisition and the convertible preferred stock issuance occurred on January 1, 2004. The unaudited pro forma financial data is based on the historical consolidated financial statements of XO, the historical financial statements of the Acquired Businesses, and the pro forma assumptions and adjustments set forth in the accompanying explanatory notes.
      Under the terms of the Asset Purchase Agreement, the purchase price paid by XO was approximately $636.5 million, of which approximately $325.2 million was paid in cash. The balance of the purchase price consists of 45,380,000 shares of XO common stock valued at approximately $311.3 million. The assets acquired under the Asset Purchase Agreement include accounts receivable, property and equipment and real estate leases for office space, and technical space used for equipment related to the telecommunications business of Allegiance. XO intends to continue substantially the same uses of these assets going forward.
      Management believes that the assumptions used provide a reasonable basis on which to present the unaudited pro forma financial data. The unaudited pro forma financial data may not be indicative of the results that would have occurred if the Acquisition had actually occurred on the dates indicated or which may be achieved in the future. The unaudited pro forma financial data should be read in conjunction with the historical consolidated financial statements and accompanying notes thereto for XO.

XO COMMUNICATIONS, INC. AND SUBSIDIARIES
UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS
For the Year Ended December 31, 2004
(Dollars in thousands, except for share and per share data)

			Pro Forma Adjustments
		Acquired
		Allegiance			Convertible
	Historical	businesses	Allegiance		Preferred
	XO(a)	(b)	Acquisition		Stock(g)	Pro Forma XO

Revenue	$1,300,420	$231,801	$(2,468	)(c)		$1,529,753
Costs and expenses:
Cost of service	552,735	98,213	(2,468	)(c)		648,480
Selling, operating and general	727,666	125,927				853,593
Depreciation and amortization	177,781	102,263	(57,585	)(d)
			10,674	(e)		233,133
Goodwill impairment charge	212,530	—	—			212,530

Total costs and expenses	1,670,712	326,403	(49,379)			1,947,736
Net (loss) income from operations	(370,292)	(94,602)	46,911			(417,983)
Investment (loss) income, net	(9,037)					(9,037)
Interest expense, net	(26,214)	(478)				(26,692)

Net (loss) income	(405,543)	(95,080)	46,911			(453,712)
Preferred stock dividends	(4,910)	—	—		$(7,363)	(12,273)
Net (loss) income applicable to common shares	$(410,453)	$(95,080)	$46,911		$(7,363)	$(465,985)

Net (loss) income per common share, basic and diluted	$(2.57)	—	—		—	$(2.57)

Weighted average shares, basic and diluted	159,883,403	—	45,380,000	(f)	—	181,457,087

(a)	This column reflects the historical statement of operations of XO for the year ended December 31, 2004, which includes the results of operations of the acquired Allegiance business from June 23, 2004, the date of acquisition, through December 31, 2004.

(b)	This column reflects the results of operations of Allegiance Telecom Inc., net of businesses not acquired, from January 1, 2004 through the date of acquisition.

(c)	Eliminates historical intercompany sales transactions between XO and Allegiance from January 1, 2004 through the date of acquisition.

(d)	Adjust depreciation expense for the revaluation of tangible assets obtained in the acquisition

(e)	Adjust amortization expense for intangible assets obtained in the acquisition.

(f)	Shares issued as part of the consideration paid to Allegiance for the acquisition.

(g)	Records preferred stock dividends associated with the issuance of 4.0 million shares of convertible preferred stock.

XO Communications, Inc.
45,380,000 Shares of Common Stock, $0.01 par value

PROSPECTUS

Dated                     , 2005

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
      The following table sets forth the fees and expenses in connection with the issuance and distribution of the securities being registered hereunder. Except for the SEC registration fee, all amounts are estimates. All of these expenses are being borne by the registrant.

Item 14.	Other Expenses of Issuance and Distribution

Securities and Exchange Commission Registration Fee	$15,703.21
Printing Expenses	$0.00
Accounting Fees and Expenses	$40,000.00
Legal Fees and Expenses	$25,000.00
Miscellaneous Expenses	$500.00

Total	$81,203.20

Item 15.	Indemnification of Directors and Officers.
      XO Communications, Inc., or XO, is a Delaware corporation. In its Certificate of Incorporation, XO has adopted the provisions of Section 102(b)(7) of the Delaware General Corporation Law (the “Delaware Law”), which enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director for monetary damages for breach of the director’s fiduciary duty, except (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the Delaware Law (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions) or (iv) for any transaction from which a director will personally receive a benefit in money, property or services to which the director is not legally entitled.
      XO also has adopted indemnification provisions pursuant to Section 145 of the Delaware Law, which provides that a corporation may indemnify any person who is or was a party to any actual or threatened legal action, whether criminal, civil, administrative or investigative, by reason of the fact that the person is or was an officer, director or agent of the corporation, or is or was serving at the request of the corporation as a director, officer or agent of another corporation, partnership or other enterprise, against expenses (including attorney’s fees), judgments, fines and settlement payments reasonably and actually incurred by him or her in connection with such proceeding, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe was unlawful, except that, with respect to any legal action by or in the right of the corporation itself, an officer, director or agent of the corporation is entitled to indemnification only for expenses (including attorney’s fees) reasonably and actually incurred, and is not entitled to indemnification in respect of any claim, issue or matter as to which he or she is found liable to the corporation, unless the court determines otherwise.
      XO Management Services, Inc., a subsidiary of XO entered into indemnification agreements with certain the then-existing directors and officers of XO as of July 14, 2002 to indemnify them for claims against them arising from their employment by XO, and for payment of related costs and expenses. Although XO originally planned to provide customary “tail” insurance coverage to supplement these indemnification provisions, after reviewing the costs of insurance in the marketplace, XO and its senior secured lenders determined that comparable benefits could be provided at sharply reduced costs by placing $25 million of XO’s cash on hand into escrow as security for XO’s existing indemnification obligations, in lieu of purchasing third party coverage. The Escrow Agreement, dated January 15, 2003, by and among XO Communications, Inc., XO Management Services, Inc. and U.S. Bank Trust National Association, as escrow agent, implements this decision, and provides a mechanism for review and payment of appropriate claims. The Escrow Agreement does not change any of existing indemnification rights referred to above, but merely provides funds to secure their payment.
      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 16.	Exhibits

2.1	Third Amended Plan of Reorganization of XO Communications, Inc., dated July 22, 2002, (Incorporated herein by reference to exhibit 2.1 filed with the Current Report on Form 8-K/A of XO Communications, Inc., filed on November 26, 2002).
2.2	Plan Supplement, dated October 23, 2003, to the Third Amended Plan of Reorganization of XO Communications, Inc., dated July 22, 2002 (Incorporated herein by reference to exhibit 2.2 filed with the Current Report on Form 8-K/A of XO Communications, Inc., filed on November 26, 2002).
2.3	Order Confirming Third Amended Plan of Reorganization, dated November 15, 2002 (Incorporated herein by reference to exhibit 99.1 filed with the Current Report on Form 8-K/A of XO Communications, Inc., filed on November 26, 2002).
2.4	Asset Purchase Agreement, dated as of February 18, 2004, by and among XO Communications, Inc., Allegiance Telecom, Inc., and Allegiance Telecom Company Worldwide (Incorporated herein by reference to exhibit 10.1 filed with the Current Report on Form 8-K of XO Communications, Inc. filed on February 24, 2004).
3.1	Amended and Restated Certificate of Incorporation of XO Communications, Inc. (Incorporated herein by reference to exhibit 3.1 filed with the Registration Statement on Form 8-A of XO Communications, Inc., filed on February 7, 2003, pursuant to the Securities Exchange Act).
3.2	Certificate of Designations setting forth the powers, preferences and relative, participating, optional and other special rights of the 6% Class A Convertible Preferred Stock (Incorporated by reference herein to exhibit 3.1 filed with the Quarterly Report on Form 10-Q of XO Communications, Inc. filed on August 9, 2004).
3.3	Amended and Restated Bylaws of XO Communications, Inc. (Incorporated by reference herein to exhibit 3.1 filed with the Annual Report on Form 10-K of XO Communications, Inc. filed on March 15, 2004).
4.1	Form of Stock Certificate of Common Stock (Incorporated herein by reference to exhibit 4.1 filed with the Annual Report on Form 10-K of XO Communications, Inc. for the year ended December 31, 2002, filed on March 21, 2003.)
4.2	Series A Warrant Agreement, dated as of January 16, 2003, by and between XO Communications, Inc. and American Stock Transfer & Trust Company (Incorporated herein by reference to exhibit 10.1 filed with the Current Report on Form 8-K of XO Communications, Inc., filed on January 30, 2003).
4.3	Series B Warrant Agreement, dated as of January 16, 2003, by and between XO Communications, Inc. and American Stock Transfer & Trust Company (Incorporated herein by reference to exhibit 10.2 filed with the Current Report on Form 8-K of XO Communications, Inc., filed on January 30, 2003).
4.4	Series C Warrant Agreement, dated as of January 16, 2003, by and between XO Communications, Inc. and American Stock Transfer & Trust Company (Incorporated herein by reference to exhibit 10.3 filed with the Current Report on Form 8-K of XO Communications, Inc., filed on January 30, 2003).
10.1	XO Communications, Inc. 2002 Stock Incentive Plan (Incorporated herein by reference to exhibit 10.1.1 to the Annual Report on Form 10-K of XO Communications, Inc. for the year ended December 31, 2002, filed on March 21, 2003).
10.2	XO Communications, Inc. Retention Bonus and Incentive Plan (Incorporated herein by reference to exhibit 10.1.2 to the Annual Report on Form 10-K of XO Communications, Inc. for the year ended December 31, 2002, filed on March 21, 2003).
10.3	Registration Rights Agreement, dated as of January 16, 2003, between XO Communications, Inc. and High River Limited Partnership and Meadow Walk Limited Partnership (Incorporated herein by reference to exhibit 10.4 filed with the Current Report on Form 8-K of XO Communications, Inc., filed on January 30, 2003).

10.4	Registration Rights Agreement, dated as of August 6, 2004, by and among XO Communications, Inc., Tramore LLC, Cardiff Holdings, LLC and Amalgamated Gadget, L.P. (Incorporated herein by reference to exhibit 10.1 filed with the Quarterly Report on Form 10-Q filed by XO Communications, Inc. for the quarterly period ended June 30, 2004, filed on August 9, 2004).
10.5	Registration Rights Agreement, dated as of June 23, 2004, by and among Allegiance Telecom, Inc., Allegiance Telecom Company Worldwide, the Allegiance Telecom Liquidating Trust, and XO Communications, Inc.
10.6	Tax Allocation Agreement, dated as of January 16, 2003, between XO Communications, Inc. and Starfire Holding Corporation (Incorporated herein by reference to exhibit 10.5 filed with the Current Report on Form 8-K of XO Communications, Inc., filed on January 30, 2003).
10.7	Employment Term Sheet, dated as of April 30, 2003, delivered by XO Communications, Inc. to Carl J. Grivner, President and Chief Executive Officer of XO Communications, Inc. (Incorporated herein by reference to exhibit 10.1 filed with the Quarterly Report on Form 10-Q of XO Communications, Inc. for the three months ended March 31, 2003, filed on May 15, 2003).
10.8	Change in Control Agreement by and between XO Communications, Inc. and Carl J. Grivner, President and Chief Executive Officer of XO Communications, Inc. (Incorporated herein by reference to exhibit 10.2 filed with the Quarterly Report on Form 10-Q of XO Communications, Inc. for the three months ended March 31, 2003, filed on May 15, 2003).
10.9	Employment Agreement, effective as of September 25, 2000, by and between Wayne M. Rehberger and XO Communications, Inc. (Incorporated by reference herein to exhibit 10.10 filed with the Annual Report on Form 10-K of XO Communications, Inc. filed on March 15, 2004).
10.10	Indemnification Agreement by and between Robert Knauss and XO Communications, Inc., dated as of November 2, 2004. (Incorporated herein by reference to exhibit 10.2 filed with the Quarterly Report on Form 10-Q filed by XO Communications, Inc. for the quarterly period ended September 30, 2004, filed on November 9, 2004).
10.11	Indemnification Agreement by and between Adam Dell and XO Communications, Inc., dated as of November 2, 2004. (Incorporated herein by reference to exhibit 10.1 filed with the Quarterly Report on Form 10-Q filed by XO Communications, Inc. for the quarterly period ended September 30, 2004, filed on November 9, 2004).
10.12	Indemnification Agreement by and between Fredrik Gradin and XO Communications, Inc., dated as of November 2, 2004. (Incorporated herein by reference to exhibit 10.3 filed with the Quarterly Report on Form 10-Q filed by XO Communications, Inc. for the quarterly period ended September 30, 2004, filed on November 9, 2004).
10.13	Cost Sharing and IRU Agreement, dated July 18, 1998, between Level 3 Communications, LLC and XO Intercity Holdings No. 2, LLC (f/k/a INTERNEXT LLC) (Incorporated herein by reference to exhibit 10.8 filed with the quarterly report on Form 10-Q for the quarterly period ended September 30, 1998 of NEXTLINK Communications, Inc. and NEXTLINK Capital, Inc., filed on November 16, 1998).
10.14	Master Agreement, dated August 8, 2002, between Level 3 Communications, Inc. and XO Communications, Inc. (Incorporated herein by reference to exhibit 10.4.2 filed with the Annual Report on Form 10-K of XO Communications, Inc. for the year ended December 31, 2002, filed on March 21, 2003).
10.15	Amended and Restated Credit and Guaranty Agreement, dated as of January 16, 2003, among XO Communications, Inc., certain subsidiaries of XO Communications, Inc., the Lenders party thereto from time to time, and Mizuho Corporate Bank, as Administrative Agent (Incorporated herein by reference to exhibit 10.5 filed with the Annual Report on Form 10-K of XO Communications, Inc. for the year ended December 31, 2002, filed on March 21, 2003).
10.16	XO Communications, Inc. Code of Ethics (Incorporated by reference herein to exhibit 14.1 filed with the Annual Report on Form 10-K of XO Communications, Inc. filed on March 15, 2004).
21.1	Subsidiaries of XO Communications, Inc.†
23.1.1	Consent of KPMG LLP, a registered public accounting firm.†
23.1.2	Consent of Ernst & Young LLP, a registered public accounting firm.†
24.1	Power of Attorney (included on signature page hereto).

†	Filed herewith.

Item 17.	Undertakings.
      (a) The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

PROVIDED, HOWEVER, that paragraphs (a)(1)(i) and (a)(1)(ii) of this section do not apply if the Registration Statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to section 13 or section 15(d) of the Exchange Act that are incorporated by reference in the Registration Statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any securities being registered which remain unsold at the termination of the offering.
      (b) The Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
      (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES
      Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Reston and State of Virginia, on the 21st day of September, 2005.

XO COMMUNICATIONS, INC.

By:	/s/ Carl J. Grivner

Name: Carl J. Grivner
Title: President & Chief Executive Officer
POWER OF ATTORNEY
      We, the undersigned officers and directors of XO Communications, Inc., hereby severally and individually constitute and appoint William Garrahan and Simone Wu, and each of them, as true and lawful attorneys-in-fact for the undersigned, in any and all capacities, with full power of substitution, to sign any and all amendments to this Registration Statement (including post-effective amendments), and to file the same with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact, or either of them, may lawfully do or cause to be done by virtue hereof.
      Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title

/s/ Carl J. Grivner Carl J. Grivner	Chief Executive Officer, President and Director (Principal Executive Officer)

/s/ William Garrahan William Garrahan	Acting Chief Financial Officer and Senior Vice President, Corporate Development and Strategic Planning (Principal Financial Officer and Principal Accounting Officer)

/s/ Adam Dell Adam Dell	Director

/s/ Vincent J. Intrieri Vincent J. Intrieri	Director

/s/ Keith Meister Keith Meister	Director

/s/ Fredrik G. Gradin Fredrik G. Gradin	Director

EXHIBIT INDEX

2.1	Third Amended Plan of Reorganization of XO Communications, Inc., dated July 22, 2002, (Incorporated herein by reference to exhibit 2.1 filed with the Current Report on Form 8-K/ A of XO Communications, Inc., filed on November 26, 2002).
2.2	Plan Supplement, dated October 23, 2003, to the Third Amended Plan of Reorganization of XO Communications, Inc., dated July 22, 2002 (Incorporated herein by reference to exhibit 2.2 filed with the Current Report on Form 8-K/ A of XO Communications, Inc., filed on November 26, 2002).
2.3	Order Confirming Third Amended Plan of Reorganization, dated November 15, 2002 (Incorporated herein by reference to exhibit 99.1 filed with the Current Report on Form 8-K/ A of XO Communications, Inc., filed on November 26, 2002).
2.4	Asset Purchase Agreement, dated as of February 18, 2004, by and among XO Communications, Inc., Allegiance Telecom, Inc., and Allegiance Telecom Company Worldwide (Incorporated herein by reference to exhibit 10.1 filed with the Current Report on Form 8-K of XO Communications, Inc. filed on February 24, 2004).
3.1	Amended and Restated Certificate of Incorporation of XO Communications, Inc. (Incorporated herein by reference to exhibit 3.1 filed with the Registration Statement on Form 8-A of XO Communications, Inc., filed on February 7, 2003, pursuant to the Securities Exchange Act).
3.2	Certificate of Designations setting forth the powers, preferences and relative, participating, optional and other special rights of the 6% Class A Convertible Preferred Stock (Incorporated by reference herein to exhibit 3.1 filed with the Quarterly Report on Form 10-Q of XO Communications, Inc. filed on August 9, 2004).
3.3	Amended and Restated Bylaws of XO Communications, Inc. (Incorporated by reference herein to exhibit 3.1 filed with the Annual Report on Form 10-K of XO Communications, Inc. filed on March 15, 2004).
4.1	Form of Stock Certificate of Common Stock (Incorporated herein by reference to exhibit 4.1 filed with the Annual Report on Form 10-K of XO Communications, Inc. for the year ended December 31, 2002, filed on March 21, 2003.)
4.2	Series A Warrant Agreement, dated as of January 16, 2003, by and between XO Communications, Inc. and American Stock Transfer & Trust Company (Incorporated herein by reference to exhibit 10.1 filed with the Current Report on Form 8-K of XO Communications, Inc., filed on January 30, 2003).
4.3	Series B Warrant Agreement, dated as of January 16, 2003, by and between XO Communications, Inc. and American Stock Transfer & Trust Company (Incorporated herein by reference to exhibit 10.2 filed with the Current Report on Form 8-K of XO Communications, Inc., filed on January 30, 2003).
4.4	Series C Warrant Agreement, dated as of January 16, 2003, by and between XO Communications, Inc. and American Stock Transfer & Trust Company (Incorporated herein by reference to exhibit 10.3 filed with the Current Report on Form 8-K of XO Communications, Inc., filed on January 30, 2003).
10.1	XO Communications, Inc. 2002 Stock Incentive Plan (Incorporated herein by reference to exhibit 10.1.1 to the Annual Report on Form 10-K of XO Communications, Inc. for the year ended December 31, 2002, filed on March 21, 2003).
10.2	XO Communications, Inc. Retention Bonus and Incentive Plan (Incorporated herein by reference to exhibit 10.1.2 to the Annual Report on Form 10-K of XO Communications, Inc. for the year ended December 31, 2002, filed on March 21, 2003).
10.3	Registration Rights Agreement, dated as of January 16, 2003, between XO Communications, Inc. and High River Limited Partnership and Meadow Walk Limited Partnership (Incorporated herein by reference to exhibit 10.4 filed with the Current Report on Form 8-K of XO Communications, Inc., filed on January 30, 2003).
10.4	Registration Rights Agreement, dated as of August 6, 2004, by and among XO Communications, Inc., Tramore LLC, Cardiff Holdings, LLC and Amalgamated Gadget, L.P. (Incorporated herein by reference to exhibit 10.1 filed with the Quarterly Report on Form 10-Q filed by XO Communications, Inc. for the quarterly period ended June 30, 2004, filed on August 9, 2004).

10.5		Registration Rights Agreement, dated as of June 23, 2004, by and among Allegiance Telecom, Inc., Allegiance Telecom Company Worldwide, the Allegiance Telecom Liquidating Trust, and XO Communications, Inc.
10.6		Tax Allocation Agreement, dated as of January 16, 2003, between XO Communications, Inc. and Starfire Holding Corporation (Incorporated herein by reference to exhibit 10.5 filed with the Current Report on Form 8-K of XO Communications, Inc., filed on January 30, 2003). 10.7 Employment Term Sheet, dated as of April 30, 2003, delivered by XO Communications, Inc. to Carl J. Grivner, President and Chief Executive Officer of XO Communications, Inc. (Incorporated herein by reference to exhibit 10.1 filed with the Quarterly Report on Form 10-Q of XO Communications, Inc. for the three months ended March 31, 2003, filed on May 15, 2003).
10.8		Change in Control Agreement by and between XO Communications, Inc. and Carl J. Grivner, President and Chief Executive Officer of XO Communications, Inc. (Incorporated herein by reference to exhibit 10.2 filed with the Quarterly Report on Form 10-Q of XO Communications, Inc. for the three months ended March 31, 2003, filed on May 15, 2003).
10.9		Employment Agreement, effective as of September 25, 2000, by and between Wayne M. Rehberger and XO Communications, Inc. (Incorporated by reference herein to exhibit 10.10 filed with the Annual Report on Form 10-K of XO Communications, Inc. filed on March 15, 2004).
10.10		Indemnification Agreement by and between Robert Knauss and XO Communications, Inc., dated as of November 2, 2004. (Incorporated herein by reference to exhibit 10.2 filed with the Quarterly Report on Form 10-Q filed by XO Communications, Inc. for the quarterly period ended September 30, 2004, filed on November 9, 2004).
10.11		Indemnification Agreement by and between Adam Dell and XO Communications, Inc., dated as of November 2, 2004. (Incorporated herein by reference to exhibit 10.1 filed with the Quarterly Report on Form 10-Q filed by XO Communications, Inc. for the quarterly period ended September 30, 2004, filed on November 9, 2004).
10.12		Indemnification Agreement by and between Fredrik Gradin and XO Communications, Inc., dated as of November 2, 2004. (Incorporated herein by reference to exhibit 10.3 filed with the Quarterly Report on Form 10-Q filed by XO Communications, Inc. for the quarterly period ended September 30, 2004, filed on November 9, 2004).
10.13		Cost Sharing and IRU Agreement, dated July 18, 1998, between Level 3 Communications, LLC and XO Intercity Holdings No. 2, LLC (f/k/a INTERNEXT LLC) (Incorporated herein by reference to exhibit 10.8 filed with the quarterly report on Form 10-Q for the quarterly period ended September 30, 1998 of NEXTLINK Communications, Inc. and NEXTLINK Capital, Inc., filed on November 16, 1998).
10.14		Master Agreement, dated August 8, 2002, between Level 3 Communications, Inc. and XO Communications, Inc. (Incorporated herein by reference to exhibit 10.4.2 filed with the Annual Report on Form 10-K of XO Communications, Inc. for the year ended December 31, 2002, filed on March 21, 2003).
10.15		Amended and Restated Credit and Guaranty Agreement, dated as of January 16, 2003, among XO Communications, Inc., certain subsidiaries of XO Communications, Inc., the Lenders party thereto from time to time, and Mizuho Corporate Bank, as Administrative Agent (Incorporated herein by reference to exhibit 10.5 filed with the Annual Report on Form 10-K of XO Communications, Inc. for the year ended December 31, 2002, filed on March 21, 2003).
10.16		XO Communications, Inc. Code of Ethics (Incorporated by reference herein to exhibit 14.1 filed with the Annual Report on Form 10-K of XO Communications, Inc. filed on March 15, 2004).
21.1		Subsidiaries of XO Communications, Inc.†
23	.1.1	Consent of KPMG LLP, a registered public accounting firm.†
23	.1.2	Consent of Ernst & Young LLP, a registered public accounting firm.†
24.1		Power of Attorney (included on signature page hereto).

†	Filed herewith.